Exhibit 23.1

CONSENT OF
BROWN ARMSTRONG PAULDEN McCOWN STARBUCK AND KEETER
ACCOUNTANCY CORPORATION

December 23, 2002

We consent to the incorporation by reference in this Registration Statement of Tri-Valley Corporation, on Form S-3, of our report dated February 13, 2002, appearing in the Annual Report on Form 10-K of Tri-Valley Corporation, for the year ended December 31, 2001, and to the reference to us under the heading "Experts" in the Prospectus which is part of this Registration Statement.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK AND KEETER
ACCOUNTANCY CORPORATION

Brown Armstrong Paulden
McCown Starbuck & Keeter A.C.
By: Burton H. Armstrong